EXHIBIT 7.1

                                 George G. Hays
                            6227 East Sunnyside Drive
                              Scottsdale, AZ 85254

March 24, 2000


Board of Directors
Arizona Instrument Corporation
1912 West 4th Street

Tempe, AZ 85281

Gentlemen:

The purpose of this letter is to propose a merger/business combination transaction (the "Business Combination") between Arizona Instrument Corporation ("AZI") and a corporation ("NewCo") to be formed and owned by George G. Hays, Harold D. Schwartz, and G. James Hays (the "Proposing Parties"). This letter sets forth certain details of the proposed offer.

1. Consideration. In the Business Combination, all of the common stock of AZI will be acquired by NewCo in exchange for $5.00 per share in cash, based on the approximately 1,363,514 share of AZI common stock outstanding as of January 31, 2000.

2. Financing for the Transaction. The Proposing Parties have arranged to complete the Business Combination with financing provided primarily by Imperial Bank and the Proposing Parties which will be supplemented with financing from a source of mezzanine funding (all financing sources together referred to as the "Financing Parties"). As further described below, the Financing Parties' commitment to provide the financing for the Business Combination is subject to the satisfactory completion of their due diligence investigation.

3. Acquisition Agreement. AZI, NewCo, and the Proposing Parties agree to act in good faith to negotiate and cause the execution of a definitive acquisition agreement (the "Acquisition Agreement") at or before the end of the Due
Diligence Period (as defined herein). The Acquisition Agreement will contain representations, warranties, covenants and conditions to be agreed upon by the parties customary for transaction of the type contemplated in accordance with this letter of intent. The Acquisition Agreement shall provide that the Proposing Parties and NewCo shall be entitled to a termination fee not to exceed the lesser of their out-of-pocket expenses or $100,000 in the event that (a) AZI accepts a proposal that would, if consummated, result in a transaction more favorable to AZI's stockholders from a financial point of view than the transaction contemplated by the Acquisition Agreement, (b) AZI's Board of Directors shall have withdrawn or adversely modified its recommendation of the


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Acquisition  Agreement to the AZI stockholders,  or (c) AZI's Board of Directors shall have recommended to the AZI stockholders that they approve a proposal other than the transaction contemplated by the Acquisition Agreement.

4. Contingencies. This offer is subject to (a) the satisfactory completion of a due diligence investigation by the Financing Parties during the due diligence period (the "Due Diligence Period") of thirty days that shall commence on the date. AZI accepts this letter of intent, (b) the negotiation and execution of the Acquisition Agreement, (c) the receipt by the Board of Directors of a fairness opinion that the transaction is fair to AZI's stockholders from a financial point of view, and (d) obtaining all third-party consents required to complete the Business Combination including approval by the stockholders and the disinterested members of the Board of Directors (the "Disinterested Directors") of AZI in accordance with the AZI Certificate of Incorporation and Bylaws.

5. Benefits of the Business Combination. The Business Combination will provide benefits to the stockholders associated with AZI including the following:

          a. The Business Combination values the AZI common stock at $5.00 per share, which represents a significant (43%) premium to the last bid price of the AZI common stock of $3.50 on January 27, 2000.

          b. The Business Combination will provide valuable liquidity for AZI stockholders.

          c. The present  business of AZI would not be disrupted  because  NewCo
          plans  to  continue   such  business  in  the  same  location  and  in
          substantially the same manner for the foreseeable future.

          d. There would be a greater likelihood that AZI's officers and other employees would continue in their present terms for the foreseeable future.

          e. The customers and vendors of AZI will benefit from the Business Combination because the relationship they have with AZI will not be disrupted based on the foregoing plans to continue AZI's business in substantially the same manner and retain AZI's personnel.

6. Communications. Without the prior consent of the parties hereto, between the date hereof and the execution date of the Acquisition Agreement, neither AZI, NewCo or the Proposing Parties nor any of the officers, directors, employees, affiliates, stockholders or agents of any of them, shall make any statement or public announcement or any release to trade publications or through the press or otherwise, or make any statement to any competitor, customer or any other third party, with respect to the transaction contemplated hereby; provided, however, that nothing contained herein shall prevent (a) a party from communicating with those employees who will be involved in facilitating the closing of the


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transaction contemplated hereby, (b) a party from disclosing this transaction to its lenders or advisors and as required by law, or (c) responding to or negotiating with other possible acquiring parties.

7. No Solicitation. AZI agrees that the Disinterested Directors and it shall not, prior to the execution date of the Acquisition Agreement, directly or indirectly, initiate, encourage or solicit the making, submission or announcement of any Acquisition Proposal. As used herein, the term "Acquisition Proposal" means and includes any offer, indication of interest or proposal (other than by NewCo or the Proposing Parties) (a) to acquire thirty percent or more of AZI's assets or (b) relating to a transaction which would upon the consummation thereof result in any person beneficially owning thirty percent or more of the capital stock of AZI, in either case whether by merger, consolidation, share exchange, reorganization or other business combination, purchase of assets, tender or exchange offer or otherwise.

8. Expenses. Each party will be responsible for all of its respective expenses incurred in connection with this transaction. AZI shall be responsible for all of the expenses incurred to file with Securities and Exchange Commission the proxy statement and Schedule 13E-3 required to be filed on behalf of all of the parties in connection with the Business Combination. If AZI violates paragraph 7 hereof, it shall reimburse to NewCo and the Proposing Parties all of the expenses not exceeding $100,000 they have incurred in connection with this transaction from the date hereof through the end of the Due Diligence Period.

9. Termination. Except for paragraphs 6 and 8 hereof, this letter of intent will automatically terminate and be of no further force and effect upon the earliest of (a) execution of a definitive Acquisition Agreement, (b) mutual agreement of all of the parties to terminate this letter of intent, and (c) the end of the Due Diligence Period. Notwithstanding anything in the previous sentence, the termination of this letter agreement shall not affect any rights a party has with respect to the breach of this letter of intent by another party prior to such termination.

This letter of intent is intended to be, and shall be construed only as a letter of intent and except for paragraphs 6, 8 and 9 shall not impose any binding obligations on any person. Except as provided in the immediately preceding sentence, it is understood that the rights and obligations of the parties remain to be defined in a definitive Acquisition Agreement into which this letter of intent shall be merged.

If you are in agreement with the terms set forth above and desire to proceed with the Business Combination on that basis, please sign this letter of intent in the space provided below and return it to the undersigned. The offer in this letter of intent will expire at 5:00 p.m., Arizona time, on February 10, 2000, unless this letter of intent is signed by AZI on the appropriate line below and returned to the undersigned such that it is received prior to such time.

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Sincerely,                                    Accepted and Agreed as of
                                              January 31, 2000

                                              Arizona Instrument Corporation

/s/ George G. Hays
--------------------
                                              By /s/ S. Thomas Emerson
                                                 ------------------------------
George G. Hays on behalf of myself,              Director
the other Proposing Parties and NewCo            Chairman, The Special Committee


















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